April 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Jay Mumford

RE:	On Track Innovations Ltd. Registration Statement on Form S-1
File No. 333-254921

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, On Track Innovations Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on April 20, 2021, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

[Signature page follows]

OTI Innovative Cashless Payments Solutions
5 Hatnufa St., 4th floor, Yokneam 2069200 ISRAEL | Tel. +972 (4) 686-8000 Fax. +972 (4) 693-8887
info@otiglobal.com www.otiglobal.com

Very truly yours,

On Track Innovations Ltd.

By:	/s/ Yehuda Holtzman
	Name:	Yehuda Holtzman
	Title:	Chief Executive Officer

OTI Innovative Cashless Payments Solutions
5 Hatnufa St., 4th floor, Yokneam 2069200 ISRAEL | Tel. +972 (4) 686-8000 Fax. +972 (4) 693-8887
info@otiglobal.com www.otiglobal.com